UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              KVH Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    482738101
                                 (CUSIP Number)

                                James C. Roumell
                          Roumell Asset Management, LLC
                          2 Wisconsin Circle, Suite 660
                              Chevy Chase, MD 20815
                                 (301) 656-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 27, 2007
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.         |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 482738101                                           Page 2 of 7 Pages
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-------------------------------------------------------------------------------
1 Name of Reporting Person/
  I.R.S. Identification No. of Above Person (Entities Only)
                                                  Roumell Asset Management, LLC
                                                  52-2145132
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2 Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                            (b)  |_|
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3 SEC Use Only
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4 Source of Funds (See Instructions) OO
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e) |_|
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6 Citizenship or Place of Organization                      Maryland
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Number of               7              Sole Voting Power               0
Shares                  -------------------------------------------------------
Beneficially            -------------------------------------------------------
Owned by Each           8              Shared Voting Power         1,246,000*
Reporting               -------------------------------------------------------
Person With             -------------------------------------------------------
                        9              Sole Dispositive Power      1,246,000*
                        -------------------------------------------------------
                        -------------------------------------------------------
                        10             Shared Dispositive Power        0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person    1,246,000
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares     |_|
   (See Instructions)                                         Not Applicable
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13 Percent of Class Represented by Amount in Row (11)                8.31%**
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14 Type of Reporting Person                                          IA
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*  The 1,246,000 shares are deemed to be owned beneficially by Roumell Asset
Management, LLC solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

** The denominator is based on 14,996,261 shares of common stock outstanding as of May 7, 2007, as stated on the facing page of the Form 10-Q for the quarter ended March 31, 2007 (the "Form 10-Q") filed by KVH Industries, Inc.

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CUSIP No. 482738101                                           Page 3 of 7 Pages
---------------------                                         -----------------



-------------------------------------------------------------------------------
1 Name of Reporting Person/
  I.R.S. Identification No. of Above Person (Entities Only)
                                                               James C. Roumell
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group          (a)  |_|
                                                            (b)  |_|
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3 SEC Use Only
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4 Source of Funds (See Instructions)                   PF
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
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6 Citizenship or Place of Organization                 United States
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Number of               7              Sole Voting Power               4,500
Shares                  -------------------------------------------------------
Beneficially            -------------------------------------------------------
Owned by Each           8              Shared Voting Power                0
Reporting               -------------------------------------------------------
Person With             -------------------------------------------------------
                        9              Sole Dispositive Power          4,500
                        -------------------------------------------------------
                        -------------------------------------------------------
                        10             Shared Dispositive Power           0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person
   4,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
   (See Instructions)                                            Not Applicable
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)                 *
-------------------------------------------------------------------------------
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14 Type of Reporting Person                                           IN
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* Less than 1%.  The denominator is based on 14,996,261 shares of common stock outstanding as of May 7, 2007, as stated on the facing page of the Form 10-Q.

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CUSIP No. 482738101                                           Page 4 of 7 Pages
---------------------                                         -----------------



Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock of KVH Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is 50 Enterprise Center, Middletown, Rhode Island 02842.


Item 2. Identity and Background.

        This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (each, a "Reporting Person").

        Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 660, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

        Mr. Roumell's home address is 3516 Raymond Street, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

       During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

        Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients' benefit and in the clients' names (or in street names), 1,246,000 shares of common stock of the Issuer. The aggregate purchase price was $12,194,734, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds. Mr. Roumell purchased 4,500 shares of common stock for a purchase price of $44,984.90, inclusive of brokerage commissions. The source of funding for these purchases was funds in a retirement account.


Item 4.  Purpose of Transaction.

         The Reporting Persons acquired shares of the common stock of the Issuer for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons may attempt to discuss matters directly with the Issuer's management and board of directors or may propose matters directly to the Issuer's stockholders, in each case regarding factors contributing to the current undervaluation of the Issuer's stock and new strategies to create and maximize value for the Issuer's stockholders. Accordingly, the Reporting Persons sent a letter, dated June 27, 2007, to the Chairman of the Issuer's board of directors and the Issuer's chief executive officer. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.02 and is incorporated herein by this reference.

         The Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their review, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then beneficially owned by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise.

         Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

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CUSIP No. 482738101                                           Page 5 of 7 Pages
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         Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

         (b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

             The 1,246,000 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares and thus disclaims beneficial ownership thereof.

             The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon 14,996,261 shares of common stock outstanding as of May 7, 2007, as stated on the facing page of the Issuer's Form 10-Q for the quarter ended March 31, (2007).

         (c) During the 60-day period ended June 27, 2007, Roumell Asset Management conducted the following transactions in the Issuer's common stock. Each of the below listed transactions was a purchase and was conducted in the ordinary course of business on the open market for cash. Purchase prices exclude brokerage commissions paid.

          Date                  No. of Shares          Purchase Price

         05/01/07                   1,300                  $9.4700
         05/02/07                   1,300                  $9.5254
         05/11/07                   1,700                  $9.5800
         05/14/07                   3,750             $9.4400 - $9.5300
         05/15/07                     800                  $9.4600
         05/18/07                   1,700             $9.2900 - $9.3300
         05/22/07                     500                  $9.2200
         05/23/07                     200                  $9.2000
         05/24/07                     500                  $9.2400
         05/29/07                     250                  $9.2922
         06/04/07                     250                  $9.2960

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CUSIP No. 482738101                                           Page 6 of 7 Pages
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         06/06/07                   1,300                  $9.1969
         06/07/07                     700             $9.1300 - $9.1700
         06/11/07                   1,450                  $9.1400
         06/13/07                   2,400                  $8.8516
         06/18/07                  31,700             $8.5794 - $8.8300
         06/20/07                  10,100             $8.9800 - $8.9900
         06/21/07                  29,800                  $8.9400
         06/22/07                  37,750             $8.9400 - $8.9697
         06/25/07                  19,350             $8.9126 - $9.0027
         06/26/07                  28,400             $8.8381 - $8.8900

    Mr. Roumell did not have any transactions in the Issuer's common stock during the 60-day period ended June 27, 2007.

         (d) Roumell Asset Management's advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,246,000 shares of the Issuer's common stock. Mr. Roumell has the right, through his retirement account, to receive dividends from, or the proceeds from the sale of, the 4,500 shares of the Issuer's common stock.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to dispose of securities such as the subject shares. A copy of the form of Investment Advisory Agreement is being filed as Exhibit 7.01 with this Schedule 13D and is incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01 Form of Roumell Asset Management, LLC Investment Advisory
             Agreement.

Exhibit 7.02 Letter to Board of Directors of KVH Industries, Inc.
             dated June 27, 2007.

Exhibit 7.03 Joint Filing Agreement by and among the Reporting Persons, dated June 28, 2007.

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CUSIP No. 482738101                                           Page 7 of 7 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.



Date: June 28, 2007                  By: /s/ James C. Roumell
                                         ----------------------------------
                                         James C. Roumell


                                     Roumell Asset Management, LLC


Date: June 28, 2007                  By: /s/ James C. Roumell
                                         ---------------------------------
                                         James C. Roumell, President

                                                                  Exhibit 7.01


                          Roumell Asset Management, LLC
                          Investment Advisory Agreement


     This Investment Advisory Agreement, the ("Agreement"), dated as of ______________, 20____, is by and between Roumell Asset Management, LLC ("Adviser"), also referred to as "RAM" or the "Firm," an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the provisions of the Investment Advisers Act of 1940 ("Advisers Act") and _____________________________________________ ("Client").

1.       Services of Adviser

By execution of this Agreement, Client hereby establishes an Investment
Advisory Account ("Account") and appoints Adviser as the investment manager to supervise and direct the investments of the Account on a discretionary basis in accordance with the Client's stated objectives and financial goals. In consultation with the client, Roumell Asset Management will assist the client in determining whether the account is to be managed as an: (a) Equity Account (up to 100% invested into stocks), or (b) Concentrated Equity Account (up to 100% invested into roughly 20 stocks), or (c) Balanced Account (with the typical balanced account having a 65% target equity allocation and a 35% target for fixed-income securities). That said, RAM does not provide comprehensive financial planning services. Moreover, in those instances where a financial planning professional introduces the client to RAM, the financial planning professional will determine (with the client) the appropriate overall investment strategy of the client and will instruct RAM as to whether the account is to be managed as an: (a) Equity Account, or (b) Concentrated Equity Account, or (c) Balanced Account. Investments made by RAM may include mutual funds, closed-end fund shares, bonds, common and preferred stocks, American Depository Receipts ("ADR"), Exchange Traded Funds ("ETF"), Unit Investment Trusts ("UIT"), and/or Real Estate Investment Trusts ("REIT"). The custodian holding the Account will be responsible for providing regular statements to the client showing portfolio holdings. On a quarterly basis, these statements will include a category titled "Performance Summary".

2.       Standard of Care

In providing such services, it is agreed that except for negligence, malfeasance or violation of applicable law, neither Adviser nor any of its officers, directors or employees shall be liable for any action performed or for any errors of judgment in managing client's account(s) under this Agreement. However, the Federal Securities Laws impose liabilities under certain circumstances and therefore nothing contained in this Agreement with respect to liabilities should be construed as limiting a client's rights which he/she may have under applicable state or Federal Securities Laws, or, if applicable ERISA. Client expressly understands and agrees that Adviser does not guarantee that a specific result will be achieved through Adviser's management of the Account.

3.       Custody

As a condition of opening an account with RAM, client agrees to deposit his or her funds and securities in a securities brokerage account at Raymond James Financial Services, Inc. ("Raymond James"). Raymond James will act as the custodian of the client's assets and will execute the purchase and sale transactions in the client's account. RAM has determined that the fees Raymond James charges are reasonable and competitive in view of the quality of execution and access to research that Raymond James provides. Raymond James charges a flat $25 (unlimited shares) per stock trade (listed or OTC); $0 per bond trade (unlimited number of bonds); and $14.95 per mutual fund trade for non-platform listed mutual funds. Nevertheless, RAM may execute trades through other broker-dealers if the circumstances warrant, i.e., to gain access to other firms' research. In such instances, clients will typically pay five cents per share in addition to Raymond James' transaction cost. Such trades are unusual and not the norm. Finally, in limited cases, and always at RAM's discretion, RAM may permit clients to direct that their assets be custodied at, and trades for their accounts be effected through, broker-dealers of their own choosing.

4.       Confidential Relationship

All information and advice furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties, except as required by law or necessary to carry out designated powers or as granted by the Client.

5.       Service to Other Clients

It is understood that Adviser performs investment advisory services for other clients. Client agrees that Adviser may give advice and take action with respect to any of its other clients, which may differ from the advice given or the timing or nature of action taken with respect to the Client's Account, so long as it is Adviser's policy to the extent practical, to allocate investment opportunities to the Account over a period of time on a fair and equitable basis relative to other clients.

6.       Proxies and Class Action Lawsuits

RAM does not vote proxies for or make proxy recommendations to its advisory clients except in certain situations. First, RAM will vote on proposals regarding closed-end mutual funds that seek to open-end such funds or other proposals that it believes possess a meaningful likelihood of substantially closing the discount to such funds' net asset value (NAV). Additionally, RAM may vote company proposals when the proposal pertains to a change of control. Client may contact RAM to obtain information about how it voted. Other than these specific situations, RAM will not vote company proxies. RAM also will not take any action or render any advice involving legal matters, including securities class actions, on behalf of clients with respect to securities or other investments held in client accounts or the issuers thereof. The custodians who hold securities on behalf of RAM's clients will send proxy and class action information directly to the clients. In the event that RAM receives any such material on a client's behalf, RAM will promptly forward that material to the client. A copy of RAM's proxy voting policies and procedures is available upon request.

7.       Fees

RAM's fees are payable quarterly in advance and are based on the following annualized fee schedule:
First $200,000            1.75%
Next $300,000             1.50%
Assets over $500,000      1.00%
Fees are computed based on the value of the account on the last day of the preceding quarter. The fee is prorated for a partial quarter. Multiple household accounts are aggregated for purposes of determining the appropriate fee. Adviser and Raymond James are hereby authorized to deduct from Client's Account any fee owed to Adviser pursuant to the terms of this Agreement, and pay said fee to Adviser or its designee. All fees paid to Adviser will be reported to Client on the regular statements provided by Raymond James & Associates for Raymond James Financial Services, Inc. Alternatively, client will be billed directly by RAM and agrees to pay their fee within 30 days of receiving the bill.

8.       Limitation of Responsibility

Raymond James' responsibility pursuant to this agreement is limited to executing transactions pursuant to directions of Adviser or Client. Client authorizes Adviser to act as Client's agent to buy or sell investments for the Client's Account.

9.       Investment Objectives and Restrictions

Client acknowledges that Adviser will rely on information provided to Adviser by the Client (or financial planning professional) in managing the Account. Client agrees to give Adviser prompt written notice of any modifications, changes or investment restrictions applicable to the Account and to notify Adviser if Client deems any investments recommended or made for the Account to be in violation of such investment objectives or restrictions. Unless Client promptly notifies Adviser in writing of specific investment restrictions on the Account, the investments recommended for or made on behalf of the Account shall be deemed to be in conformity with Client's investment objectives. Although tax considerations are not generally a factor in managing accounts, it is the Client's responsibility to notify Adviser if such considerations are relevant to the Client's overall financial circumstances.

10.      Authority to Contract

If the client is not an individual (i.e. a corporation, partnership, trust or retirement plan), the party executing on behalf of the Client (hereinafter referred to as the "Authorized Person") represents that he or she is fully authorized to execute this agreement with the Adviser.

11.      Termination of Agreement

This Agreement may not be modified or amended except in writing and signed by both Adviser and Client. Client may terminate the Agreement within five days of the date of acceptance, without penalty. After the five-day period, either party may terminate the Agreement on 30 days written notice to the other party. Upon termination, any prepaid fees will be pro-rated to the date of termination and any unearned portion thereof will be refunded to the Client.

12.      Assignment of Agreement

No assignment, as that term is defined in the Advisers Act, of this Agreement shall be made by Adviser without the written consent of Client.

13.     Notices

Notices to Adviser must be in writing, and shall be sent to Address of Adviser.

All notices or communications to the Client will be sent to the address of record on the account or such other address as may be given in writing to the Adviser. All notices hereunder shall be sufficient if delivered by facsimile, regular or overnight mail, or by hand.

14.      Acknowledgment of Adviser's ADV Part II

Client hereby acknowledges receipt of a copy of Part II of Adviser's Form ADV and Privacy Notice.


15.      Governing Law

The internal law of Maryland will govern this agreement. However, nothing in this agreement will be construed contrary to the Advisers Act or any rule or order of the Securities and Exchange Commission under the Advisers Act.

16.      Severability

The parties hereby agree that if any term, provision, duty, obligation or undertaking herein contained is held to be unenforceable or in conflict with applicable law, the validity of the remaining portions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if such invalid or unenforceable provision was not contained herein.

Type of Account:


Balanced:    These accounts are composed of equity, fixed income and cash investments. This option is typically chosen when the account represents a significant percentage of a client's overall financial net worth or for those clients who desire a lower overall risk level as compared to a straight equity account. On average, balanced accounts hold between 25 and 30 stocks
             (representing 65% of the total portfolio) with the remaining portion of the account in fixed income and cash.

Equity: These accounts can have up to 100% of assets invested in stocks, although they may also include certain types of fixed income investments. Equity accounts typically hold between 30 and 35 stocks. A more concentrated strategy is available where accounts typically hold about 20 stocks. Equity accounts are designed for those who wish to maximize our equity investment strategy while assuming a commensurate level of risk.

____  Balanced:
                  ___  Standard (65/35 Equity/Fixed Income & Cash)
                  ___  Other (                   )
____  Equity

____  Concentrated Equity

Investment Restrictions:  ___________________________________________________

Link this Account with Related Accounts:  __________  ___________  __________

Investment Experience


(Circle: N-None, L-Limited, M-Moderate, E-Extensive)

Equities                   N        L       M        E
Bonds                      N        L       M        E
Options/Futures            N        L       M        E
Mutual Funds               N        L       M        E
Annuities                  N        L       M        E
Margin Trading             N        L       M        E

Investment Objective and
Associated Risk Tolerance                                         Time Horizon

Capital Preservation  __ Low                                     __  < 5 years
Income                __ Low      __ Medium    __ High           __  5-10 years
Growth                __ Medium   __ High                        __  > 10 years
Speculation           __ High


Accepted:         Date: ______________________________


By: ________________________________   __________________________________
              Client Name                      Client Signature

By: ________________________________   __________________________________
              Client Name                      Client Signature

By: ________________________________   __________________________________
                Adviser                             Title

                                                                   Exhibit 7.02



                      [Roumell Asset Management Letterhead]



June 27, 2007

KVH Industries, Inc.
Board of Directors
50 Enterprise Center
Middletown, RI 02842-5279

Attention:
Arent H. Kits van Heyningen, Chairman of the Board
Martin A. Kits van Heyningen, Chief Executive Officer

We currently own 1,246,000 shares of KVH Industries, Inc. stock, or roughly 8.3% of outstanding shares. We are impressed with the company's history of technology innovation, its multiple commercial end-market opportunities as well as its defense business, particularly with the emergence of remote controlled weapons systems. The company has long been conservatively managed; and we appreciate that aspect of its history as well.

Although truly strategic opportunities should not be overlooked, it would be hard for us to imagine a more compelling acquisition opportunity than repurchasing KVHI stock at a price below $10/share. Given the menu of commercial products (serving the marine, RV and automobile markets), and the emergence of new applications for the company's gyroscopes because of the CROWS program and others like it, we feel the company's plate is full and that the opportunities for organic growth are plentiful.

We respectively urge the Board to seriously weigh any acquisition idea against the very compelling investment opportunity presented by buying back KVH stock at current levels. To wit, we note the following valuation metrics: 40%+ of market capitalization is represented by cash; the enterprise value to sales ratio is less than 1x; and free-cash flow is positive while overall commercial business continues to improve and new defense programs provide reason for optimism. In our view, KVHI common stock is a compelling investment that would be hard to duplicate.


Sincerely,

/s/ James C. Roumell
James C. Roumell
Roumell Asset Management, LLC

                                                                  Exhibit 7.03



                             JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, par value $0.01 per share, of KVH Industries, Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

    This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

    IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 28th day of June 2007.


                                        By: /s/ James C. Roumell
                                            --------------------------------
                                            James C. Roumell


                                        ROUMELL ASSET MANAGEMENT, LLC


                                        By: /s/ James C. Roumell
                                            --------------------------------
                                            James C. Roumell, President